UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

VERONA PHARMA PLC
(Name of Issuer)

Ordinary Shares, nominal value £0.05 per share
(Title of Class of Securities)

925050106
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925050106
1	NAMES OF REPORTING PERSONS
Vivo Ventures VI, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%
12		TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No. 925050106
1	NAMES OF REPORTING PERSONS
Vivo Ventures VII, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
23,493,716 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
23,493,716 (1)
	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,493,716 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.9% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
OO

(1)	Consists of (i) 21,999,365 ordinary shares, nominal value £0.05 per share (the “Ordinary Share”) of Verona Pharma plc (the “Issuer”), and (ii) 1,494,351 Ordinary Shares of the Issuer issuable upon exercise of certain warrants. Some of the Ordinary Shares are held in the form of American Depository Shares (ADS), with each ADS representing eight Ordinary Shares. These securities are held of record by Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P. and Vivo Ventures Fund Cayman VII, L.P. Vivo Ventures VII, LLC is the general partner of Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P. and Vivo Ventures Fund Cayman VII, L.P.

(2)	Based on (i) 480,082,966 Ordinary Shares of the Issuer as of November 8, 2021, as disclosed on the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021, filed with the Securities and Exchange Commission on November 9, 2021 and (ii) 1,494,351 Ordinary Shares of the Issuer issuable upon exercise of certain warrants.

Item 1.	(a)	Name of Issuer:

Verona Pharma plc

(b)	Address of Issuer’s Principal Executive Offices:

3 More London Riverside, London SE1 2RE, United Kingdom

Item 2.	(a) Name of Person Filing:

Vivo Ventures VI, LLC and Vivo Ventures VII, LLC

(b)	Address of Principal Business Office or, if None, Residence:

192 Lytton Avenue, Palo Alto, CA, 94301

(c)	Citizenship:

Vivo Ventures VI, LLC and Vivo Ventures VII, LLC are both Delaware limited liability companies.

(d)	Title of Class of Securities:

Ordinary Shares and American Depositary Shares (ADS). For purposes of calculating the percentages in this Amendment No. 2 to Schedule 13G, each ADS represents beneficial ownership of eight Ordinary Shares.

(e)	CUSIP Number:

925050106

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(l)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1(ii)(j), please specify the type of institution: ________________

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Vivo Ventures VII, LLC beneficially owns 21,999,365 Ordinary Shares and 1,494,351 Ordinary Shares issuable upon exercise of certain warrants. The securities are held of record by Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P. and Vivo Ventures Fund Cayman VII, L.P. Vivo Ventures VII, LLC is the general partner of Vivo Ventures Fund VII, L.P., Vivo Ventures VII Affiliates Fund, L.P. and Vivo Ventures Fund Cayman VII, L.P. The voting members of Vivo Ventures VII, LLC are Frank Kung, Edgar Engleman and Shan Fu, none of whom has individual voting or investment power with respect to these securities and each of whom disclaims beneficial ownership of such securities.

(b)	Percent of class:

Vivo Ventures VI, LLC: 0%

Vivo Ventures VII, LLC: 4.9%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Vivo Ventures VI, LLC: 0

Vivo Ventures VII, LLC: 23,493,716

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of:

Vivo Ventures VI, LLC: 0

Vivo Ventures VII, LLC: 23,493,716

(iv)	Shared power to dispose of or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vivo Ventures VI, LLC

February 11, 2022
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)

Vivo Ventures VII, LLC

February 11, 2022
(Date)

/s/ Frank Kung
(Signature)

Managing Member
(Title)